EXHIBIT 21.1
Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation
EVERTEC Intermediate Holdings, LLC	Puerto Rico
EVERTEC Group, LLC	Puerto Rico
EVERTEC USA, LLC	Delaware
EVERTEC Costa Rica, S.A.	Costa Rica
EVERTEC Dominicana, SAS	Dominican Republic
EVERTEC Panama, S.A.	Panama
EVERTEC Guatemala, S.A.	Guatemala
EVERTEC Mexico Servicios de Procesamiento, S.A. de C.V.	Mexico
Evertec Colombia, SAS	Colombia
EGM Ingenieria Sin Fronteras, S.A.S.	Colombia
Evertec Chile Holdings SpA	Chile
Evertec Chile SpA	Chile
Evertec Chile Servicios Profesionales SpA	Chile
Evertec Chile Global SpA	Chile
Paytrue S.A.	Uruguay
Caleidón S.A.	Uruguay
Evertec Brasil Solutions Informática Ltda.	Brazil
Tecnopago España SL	Spain